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                                                                    Exhibit 4(t)



LIHIR MANAGEMENT COMPANY LIMITED         (LIHIR MANAGEMENT COMPANY LIMITED LOGO)
Manager of Lihir Gold Limited
ARBN 059 005 766

PO Box 789                                            Telephone No: 675 986 4014
Port Moresby                                          Facsimile No: 675 986 4075
PAPUA NEW GUINEA

14 May 2003

Mr Mark Laurie
68 Repton Rd
Somerton Park
SA 5044

Dear Mark

Please find below the details of our offer of employment with Lihir Management Company (LMC). If the terms and conditions contained in this offer of employment are acceptable to you, please sign and return one copy of the contract to our Recruitment section.

1.   EMPLOYMENT

     1.1 This letter of contract is to confirm our mutual understanding of the terms and conditions of your employment with LMC, as manager of the Lihir operation for and on behalf of Lihir Gold Limited (LGL).

     1.2 Your employment will be as Manager Corporate, Investor Relations and Company Secretary reporting directly to the General Manager Commercial. This reporting structure may change with time and circumstances.

     1.3 Except as provided herein, LMC administrative policies and procedures will apply. Policies and procedures may change at LMC discretion and details of these will be made available to yourself.

     1.4 Unless otherwise specified, all amounts of money referred to in this letter of contract are expressed in Australian dollars. Where allowances, remuneration or benefits require an exchange rate to be applied, the rate shall be that determined by LMC. As your salary will be determined on a basis that is net of income tax, LMC will be responsible for the payment of income tax within Papua New Guinea. Any other taxation obligations arising from your employment will be your responsibility.

     1.5 Your employment is subject to medical clearances, approvals from the appropriate authorities in Papua New Guinea, and to your acceptance of the terms and conditions contained in this letter of contract.

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2.   REMUNERATION

     2.1 Your salary package will be calculated as follows, with all amounts expressed in Australian Dollars. The Total Net Salary is the amount that will be credited to your bank account free of income taxes levied within Papua New Guinea. This will be paid in equal monthly instalments around the middle of each month.

Base Salary                       133,690
Notional Australian Tax           (52,220)
Notional Net Salary                81,470
Market Allowance          15.00%   20,054
Overseas Allowance        40.00%   53,476
                                  -------
Total Net Salary                  155,000
                                  =======

     2.2 Any changes in Australian tax rates used in the above calculations will be to your account.

     2.3 The Employee Administration Superintendent is to be provided with the details of the bank account(s) into which your salary is to be paid.

     2.4 Salaries are reviewed annually in light of the performance of your work duties and cost of living changes.

     2.5 In addition to the above, you will be eligible to participate in any performance bonus scheme applicable to senior expatriate staff.

3.   HEALTH BENEFITS

     3.1 Health insurance cover will be provided. This will cover medical, dental and hospital costs for your family and yourself. Cover for emergency evacuation from Papua New Guinea will also be provided.

4.   SUPERANNUATION

     4.1 Contributions to the equivalent of 15% of your Base Salary, inclusive of all fees, will be made to a Superannuation Fund nominated by you.

5.   WORKERS Compensation

     5.1 Cover for workers compensation will be provided in relation to injury or disease arising directly from, or in consequence of, employment with LMC.

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6.   ANNUAL LEAVE

     6.1 You shall be entitled to 30 working days annual leave per annum. In general, LMC does not recognise public holidays, and your leave entitlement reflects the requirement to work on these days.

     6.2 You shall be entitled to annual return economy airfares for yourself and your site resident dependants to your Point of Hire, which shall be Adelaide Airport, South Australia.

     6.3 In addition, you shall be entitled to return economy airfares for your self and site resident dependants to Melbourne six months after commencing employment, and annually thereafter.

7.   ACCOMMODATION

     7.1 Housing on Lihir will be provided rent-free. Any tax arising from housing benefits will be paid by LMC.

8.   RELOCATION

     8.1 The Company will meet costs relating to storage in Australia of up to 20 cubic metres of personal effects. LMC will also relocate up to 20 cubic meters of personal effects from your Point of Hire to Lihir upon commencement of employment, and the same amount from Lihir to your Point of Hire when your employment ceases.

9.   LONG SERVICE LEAVE

     9.1  Statutory long service leave entitlements will apply.

10.  PHYSICAL EXAMINATIONS

     10.1 Staff will be required to undergo, at LMC expense, a physical examination at a nominated medical practitioner, prior to and during employment. Vaccination, inoculation or prophylactic measures required by law or by LMC, must be adhered to by the employee. You may also be required to undertake a medical examination, at LMC expense, on termination of employment. It is a requirement of the PNG government that a full range of blood tests be taken prior to immigration to PNG, including an HIV test.

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11.  REDUNDANCY

     11.1 If your position is made redundant, or the remuneration or status attached to your position is significantly reduced due to reasons that are not a result of acts or omissions committed by you, or the level of your performance, prior to 31 December 2004, and you are not offered an acceptable position elsewhere within the Rio Tinto group, you will be paid twelve (12) months Total Net Salary (as defined in clause 2.1 above, and adjusted as necessary for cost of living and performance increments granted between the date of this agreement and the date at which such payment is made) as a redundancy package on retrenchment. If your position becomes redundant at any time after 31 December 2004, any redundancy package will be in accordance with policy at that time.

12.  CONFIDENTIALITY & DEALINGS IN SECURITIES OF LGL

     12.1 As a senior staff member, you will be subject to rules set by LMC for dealing in securities of LGL. A copy of these rules is available from the Company Secretary. The rules also explain your general duty of confidence to LMC.

13.  TERMINATION

     13.1 Termination for Cause

     Failure to answer fully and truthfully all questions on any document to be completed for the Australian or PNG Governments or LMC may result in the termination of your employment. Continuity of employment is based on satisfactory and responsible service. LMC reserves the right to terminate this contract for unsatisfactory performance on the job, or for personal behaviour that reflects adversely on LMC.

     LMC reserves the right to terminate employment without notice and without payment in lieu of notice where a serious breach of LMC policies and procedures occur. This may also be invoked in the event of you being committed or otherwise dealt with under any law relating to mental health, fraud or other material offence.

     13.2 Termination by Notice

     This contract may be terminated by provision of one month notice, either by the employee or by LMC. Should the employee elect to terminate this contract prior to the completion of one month notice, for a reason not acceptable to LMC, any moneys owing and due to the employee may be withheld and offset against any expenses which are incurred by LMC.

14.  GOVERNING LAW

     14.1 This agreement shall be governed by, and construed in accordance with the laws of the Papua New Guinea.

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15.  AGREEMENT

     15.1 LMC will not be held liable for any change (other than as noted above) in legislation, taxation regulations or exchange rates fluctuations in Papua New Guinea, Australia or any other country that may be your country of origin, which may result in a change to the above contract provisions.

     15.2 Please sign below to show your acceptance of this offer of employment, with the terms and conditions contained herein:

16.  SIGNATURES

LIHIR MANAGEMENT COMPANY:


-------------------------------------
NEIL SWAN, MANAGING DIRECTOR

-------------------------------------
DATE


UNDERSTOOD AND AGREED TO:


/s/ Mark Laurie
-------------------------------------
MARK LAURIE

6th June, 2003
DATE

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LIHIR MANAGEMENT COMPANY LIMITED         (LIHIR MANAGEMENT COMPANY LIMITED LOGO)
Manager of Lihir Gold Limited
ARBN 059 005 766

POSTAL ADDRESS                                       SITE ADDRESS
PO Box 789                                           (Lihir Island)
Port Moresby NCD 121                                 New Ireland Province
Papua New Guinea                                     Telephone No: +675-986 4014
Telephone: +675-321 7711                             Facsimile No: +675-986 4018
Facsimile: +675-321 4705

28 January 2005

Mark Laurie
C/- Lihir Management Company Ltd
Lihir Island
New Ireland Province

Dear Mark

This note confirms our discussions and agreement reached in early January on changes to your conditions of employment to apply from 1st February 2005. I have discussed the conditions with Ross Garnaut prior to the board visit, and John O'Reilly during the board visit and both support the changes. Your contract of employment will be altered to reflect these arrangements.

In summary the key conditions to apply are:

     -    your position is reclassified from Manager to General Manager grading.

     - your contract of employment will continue with Lihir Management Company (LMC).

     -    a base salary of A$180,000 per annum will apply.

     -    location allowance of 40% of after tax base will continue to apply.

     -    the special market allowance of 15% will cease to apply.

     - an annual bonus arrangement based on that applied to Rio Tinto General Managers (STIP) will apply. This arrangement currently has a target of 25% if all targets are achieved with a maximum possible of 50%. This bonus is taxable.

     - the redundancy clause applicable for material change which expired on 31st December will be extended in the form discussed through to 30th June 2006. This will include pro-rated bonuses.

     - in circumstances where material change triggers application of the redundancy conditions, at the company's request, you undertake to continue employment for up to 6 months. This may involve work in other locations however irrespective of location net salary in hand as would have applied for a Lihir location, will be maintained and the redundancy benefits applicable will be preserved. All normal coverage of any transitional and final logistics/relocation will apply.

     - in other circumstances you will provide a period of notice of 3 months.

The role of Investor Relations will fall away after January with your new role intended to include the areas of corporate, legal, company secretary and town administration.

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                                        2


It is intended to recruit an Investor Relations Manager who will report to the CFO to take over the IR function. In the transition period I will expect support to the CFO and myself as needed and in recognition of other work commitments that you have.

Could you please sign this letter to signify your acceptance.

Yours faithfully


/s/ Neil Swan
-------------------------------------
NEIL SWAN
MANAGING DIRECTOR


I accept the above:


/s/ Mark Laurie
-------------------------------------
Mark Laurie

Dated 28 January 2005

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LIHIR MANAGEMENT COMPANY LIMITED         (LIHIR MANAGEMENT COMPANY LIMITED LOGO)
Manager of Lihir Gold Limited
ARBN 059 005 766

REGISTERED OFFICE & POSTAL ADDRESS                   SITE ADDRESS (Lihir Island)
PO Box 789                                           Telephone No: 675-986 5488
Port Moresby NCD 121                                 Facsimile No: 675-986 4424
PAPUA NEW GUINEA
Telephone No: 675-321 7711
Facsimile No: 675-321 4705

Dear Mark,

Further to my letter of 28 January 2005 and our recent discussions regarding my intent with regard to the redundancy provisions applying to your contract I provide the following:

For the avoidance of doubt, I confirm that:

     a) The redundancy clause referred to in that letter and agreed to be applicable to you is as set out in the attachment to this letter;

     b) The intention is that in the event the redundancy clause is activated, you will be immediately entitled to receive, as a net amount after taxation, not less than the total amount you would have received had you continued in employment in Papua New Guinea for a 12 month period, together with the maximum amount available to you as a short term incentive payment, pro-rated by reference to the proportion of the calculation period having elapsed at the time of cessation of your employment; and

     c) If an applicable taxation regime is such that, without additional cost to the company, you receive a greater sum as a net amount after taxation than you would have received had you continued in employment in Papua New Guinea for the next 12 months (for example, as a result of eligible termination payments being subject to a lower tax rate so that the gross payment amount remains the same), you will be entitled to retain such additional amount. The company agrees that it will use reasonable efforts (without additional cost) to facilitate the application of the most beneficial taxation outcome in the circumstances.

I hope this clears up all the issues however, if there should be a future need for further clarification please feel free to contact myself.

Your faithfully


/s/ Neil Swan
-------------------------------------
Neil Swan
Managing Director
Lihir Management Company Ltd.
21st September 2005

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REDUNDANCY CLAUSE

In the event LMC terminates your contract otherwise than for Cause (as defined in clause 13.1 below), you will be entitled to be paid twelve (12) months' Total Net Salary (as defined in clause 2.1 above and as may be adjusted by agreement subsequent to the date of this contract), together with the maximum amount available to you as a short term incentive payment pro-rated by reference to the proportion of the year elapsed at the time of cessation of you employment, as a termination payment ("the Termination Payment").

For the avoidance of doubt:

     (a) Resignation by you will not generally require LMC to make the Termination Payment to you. However, if you resign within two (2) months after there is, without your agreement, a material diminution of or adverse change to the status of your position, reporting relationship, scope and reach of your position, content of your job description or function, remuneration or benefits, or material change to the geographic location of your role, and such diminution or change is not for Cause, you will be entitled to receive the Termination Payment upon your resignation.

     (b) The Total Net Salary amount payable under this clause will be credited to you free from any deductions and free from income and other taxes levied within Papua New Guinea.